Item 6.   SELECTED FINANCIAL DATA

       ($Thousands, except per share amounts)

                             1998       1997       1996       1995       1994

Revenues                   $  915    $   915    $   915    $   918    $   917
Income available for
distribution                  832        835        822        828        831
Net income                    832        835        822        828        831
Total assets                9,191      9,189      9,170      9,174      9,185
Per share amounts:
  Net income                  .55        .55        .54        .55        .55
  Income available for
    distribution              .55        .55        .54        .55        .55
  Cash dividend               .55        .54        .55        .55        .55

Item 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS

       All of the Registrant's railroad properties are leased to Norfolk and Western Railway Company ("N&W") for 99 years, with unlimited renewals on the same terms. Cash rental is a fixed amount of $915,000 per year, with no provision for change. This cash rental, and small amounts of interest income, are the only source of funds. Although the lease provides for additional rentals to be recorded, these amounts do not increase cash flow as they are charged to N&W's settlement account with no requirement for payment.

       Revenues were the same in 1998 as in 1997, and income available for distribution was lower in 1998 than in 1997.

       Registrant's only cash outlays, other than dividend payments, are for general and administrative expenses, which were slightly higher in 1998 than in 1997. The leased properties are maintained entirely at N&W's expense.

       Since cash revenue is fixed in amount and outlays for expenses are relatively modest, inflation has had no material impact on Registrant's reported net income.